Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 8, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 8, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – April 8, 2016

Aegon publishes agenda for 2016 Annual General Meeting

Today, Aegon N.V. published the agenda for its Annual General Meeting of Shareholders (AGM) on Friday, May 20, 2016.

The agenda includes proposals to approve the Annual Accounts 2015, to cancel all common shares repurchased during the EUR 400 million share buyback program, and to approve the final dividend for 2015 of EUR 0.13 per share, bringing the total 2015 dividend to EUR 0.25 per share.

Furthermore, the agenda includes proposals to reappoint Mr. R.J. (Rob) Routs, Mr. B. (Ben) van der Veer and Mr. D.P.M. (Dirk) Verbeek as members of Aegon’s Supervisory Board for another term of four years as of May 20, 2016.

Mr. Routs was appointed to Aegon’s Supervisory Board in 2008 and became Chairman in April 2010. He is also Chairman of the Nomination and Governance Committee and member of the Remuneration Committee. Mr. Routs is nominated to serve for a third term of four years due to the constructive and effective way in which he undertakes his role as Chairman of the Board.

Mr. Van der Veer was appointed on October 1, 2008. He is Chairman of the Audit Committe and member of the Nomination and Governance Committee.

Mr. Verbeek was appointed in 2008. He is member of the Audit Committee, the Risk Committee and the Nomination and Governance Committee.

All information related to the AGM is available on Aegon’s corporate website, aegon.com.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.